FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ___	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Table of Contents

Item

1.	News Release dated February 1, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: February 1, 2008	By:	/s/ Nilesh Trivedi
		Name:	Nilesh Trivedi
		Title:	Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	February 1, 2008

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held on March 1-3, 2007 had, subject to the receipt of all regulatory approvals, approved the transfer of ICICI Bank’s equity shareholding in ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Prudential Trust Limited to a proposed new subsidiary.

Further, as intimated vide a stock exchange notification on June 12, 2007, ICICI Bank had received definitive offers from investors for subscription to equity shares of the proposed new subsidiary and for entering into definitive agreements for this purpose. The arrangement was subject to receipt of regulatory and other approvals including that of the Reserve Bank of India, the Insurance Regulatory and Development Authority and the Foreign Investment Promotion Board, and was to terminate failing receipt of all such approvals within a mutually agreed date. As the agreed date has elapsed and this requirement has not been satisfied, the arrangement with respect to the offers stands terminated.

For press queries, please contact Charudatta Deshpande at 91-22-26538208 or e-mail charudatta.deshpande@icicibank.com.

For investor queries, please contact Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or e-mail ir@icicibank.com.